October 12, 2007

By EDGAR and Overnight Delivery

Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abraxis BioScience, Inc.
Form 10-K/A for fiscal year ended December 31, 2006
Filed on April 30, 2007
File No. 000-33407

Dear Mr. Buchmiller:

This letter is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2007 in connection with its review of Abraxis BioScience, Inc.’s (the “Company”) Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 as filed by the Company on April 30, 2007 (the “Form 10-K/A”). As requested by the Staff, the Company intends to address certain comments in its future filings, as applicable.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Compensation Discussion and Analysis, page 10

Comment 1: We note your disclosure that when determining the CEO’s base salary and annual incentive awards, the compensation committee reviews and assesses, among other things, your CEO’s significant ownership in your company. Please discuss and analyze how your CEO’s ownership in your company affected the compensation committee’s decisions with respect to determining the various elements of your CEO’s compensation package.

Tim Buchmiller

October 12, 2007

Response: The Company supplementally advises the Staff that the Compensation Committee determined equity awards may not be an effective incentive for the CEO due to his large ownership percentage in the Company. As a result, in lieu of making an equity award to the CEO in 2006, the Compensation Committee increased the cash incentive payable to the CEO by increasing his target bonus from 85% of his base salary in 2006 to 100%. In addition, in response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Comment 2: You disclose that in making determinations with respect to certain elements of compensation that you take into consideration individual performance measures. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer’s individual performance. You should disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions the compensation committee considered in its evaluation, and, if applicable, how those elements and contributions were weighted and factored into specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. In particular, discuss and analyze how individual performance measures factored into calculating bonuses under your corporate bonus plan.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Comment 3: We see from your Summary Compensation Table that Mr. Maroun received awards that were significantly more valuable than those received by our other named executive officers. Given this disparity, please provide a more detailed discussion of how and why the equity incentives granted to Mr. Maroun differ from those granted to the other named executive officers. If policies or decisions applicable to one named executive officer are materially different from those applicable to other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

Response: The Company respectfully directs the Staff’s attention to footnote 3 to the Summary Compensation Table where the Company discloses that the stock award to Mr. Maroun was a restricted stock unit grant made by American BioScience, Inc. (“ABI”) prior to the merger between the Company and ABI in April 2006 (the “Merger”). Thus, the Compensation Committee did not approve this award. This award was assumed by the Company in connection with the Merger and is payable in the Company’s common stock. None of the other named executive officers received a restricted stock unit grant or other compensation from ABI.

Comment 4: You disclose that after consultation with Towers Perrin your compensation committee recommended that you target your base salaries and cash incentive compensation in the 50th percentile of companies with $1 billion in revenues. Please identify the specific companies you used in benchmarking the referenced compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Tim Buchmiller

October 12, 2007

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Comment 5: You disclose under “Attracting and retaining talent” that you are currently targeting base salaries and annual cash incentive payments at the 50th percentile of pharmaceutical companies with $1 billion in revenue. Please disclose the actual percentiles that you experienced in 2006 for each element of compensation that you benchmarked. To the extent actual compensation was outside a targeted percentile range, please provide discussion and analysis as to why such compensation elements fell outside of the targeted parameters. Please also discuss the extent to which your compensation committee considers data from comparator group in making awards of long-term incentives.

Response: The Company respectfully directs the Staff’s attention to the section entitled “Elements of Executive Compensation—Base Salaries.” where it disclosed that the Compensation Committee engaged Towers Perrin to prepare the Towers Perrin Report to review the compensation of the Company’s executives following the Merger because the Compensation Committee believed that the Company’s revenues would substantially increase following the Merger. The Towers Perrin Report noted that the Company’s compensation to its executives were at the time of the report below the median for a $500 million revenue pharmaceutical company, which was reflective of the Company’s size prior to the Merger. Although the Compensation Committee believed that it was appropriate to start adjusting the compensation of its executives, it did not intend to adjust all executives’ compensation to the benchmark of $1 billion in revenue immediately. Instead, the Compensation Committee determined that these benchmarks would be used in determining compensation of new hires and to adjust existing executives’ compensation over time. In addition, the compensation arrangement with Carlo Montagner was negotiated between him and ABI prior to the Merger and was not initially reviewed by the Compensation Committee. Mr. Montagner’s employment agreement was subsequently assumed by the Company in the Merger.

Below is a chart that compares the actual 2006 compensation for each of the NEOs with the benchmark amount presented in the Towers Perrin Report:

Name of NEO	Base Salary (actual/benchmark)	Target Cash Bonus (actual/benchmark)	Long-term incentives (actual/benchmark)
Patrick Soon-Shiong	$830,000/$830,000	85%/85%	$2,365,000/$2,327,000
Lisa Gopala	$400,000/$445,000	50%/55%	$375,900/$437,000

Tim Buchmiller

October 12, 2007

Carlo Montagner	$675,000/$380,000	50%/50%	$602,000/$328,000
Richard Maroun	$450,000/$350,000	50%/40%	$5,421,750/$256,000	*
Bruce Wendel	$300,000/$290,000	40%/35%	$416,000/$165,000

*	Includes a $5,000,000 award of restricted stock units that ABI granted to Mr. Maroun prior to the Merger. This award was not reviewed by the Compensation Committee prior to the grant. In addition, Mr. Maroun holds the position of both Chief Administrative Officer and General Counsel. The benchmark amount for Mr. Maroun from the Towers Perrin Report was only for the Chief Administrative Officer position.

The Company will provide additional disclosure in future filings consistent with the foregoing.

Elements of Executive Compensation, page 11

Comment 6: We note your disclosure regarding the quantitative and qualitative factors used in determining amounts payable under each element. As a general matter, however, your disclosure should clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. Your disclosure should also explain and place in context how and why determinations with respect to one element may or may not have influenced the compensation committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Bonuses, page 12

Comment 7: You disclose that annual incentive compensation awards are based on the actual achievement of certain corporate and business unit goals which are determined by management at the beginning of each year. Please disclose these corporate and business unit goals and how your incentive awards are specifically structured around the applicable goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to

Tim Buchmiller

October 12, 2007

Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Comment 8: You disclose that the CEO’s bonus target for 2006 was 85% of his base salary. Please disclose where the bonuses were targeted at for each of your other named executive officers and provide discussion and analysis as to how the compensation committee determined the applicable percentage for each named executive officer and the reasons for any variances among those targeted percentages.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Comment 9: Given that your awards under the 2006 Bonus Plan are based in part on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

Response: The Company supplementally advises the Staff that it has not adopted any policies regarding the adjustment or recoveries of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. The Company will provide additional disclosure in future filings to address this comment.

Comment 10: You disclose that in addition to the awards under the 2006 Bonus Plan, the compensation committee authorized a discretionary bonus pool to the CEO to allocate and distribute additional cash bonuses to high performing employees. Please discuss any amounts of this additional bonus pool that were allocated to your named executive officers and include discussion and analysis as to how the allocation of such amounts was determined.

Response: The Company supplementally advises the Staff that none of the amounts in this additional bonus pool were allocated to the Company’s named executive officers. To the extent relevant, the Company will provide additional disclosure in future filings to address this comment.

Tim Buchmiller

October 12, 2007

Payments Upon Termination, page 20

Comment 11: Please expand your Compensation Discussion and Analysis to include a discussion of how the arrangements described in this section fit into your overall compensation objectives and strategy and affect the decisions you made regarding other elements of compensation.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment. In addition, the Company respectfully directs the Staff’s attention to the “Post-Termination Compensation” section on page 14 of the Form 10-K/A where the Company discloses that these provisions helped it to attract and retain these persons for their positions.

Comment 12: We note that Ms. Gopala is entitled to severance payments under her agreement if, following a “change in control,” she is terminated without “cause” or for “good reason.” Similarly, we note that Mr. Montagner is entitled to severance payments under his agreement if he is terminated without “cause.” Please briefly indicate the definitions of these terms.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in future filings to address this comment.

Comment 13: We note that Ms. Gopala’s severance arrangements entitle her to continuation of salary and bonus for an eighteen month period and the vesting of stock options for an additional eighteen month period. Similarly, we note that Mr. Montagner’s severance arrangements entitle him to continuation of salary and bonus for a twenty-four month period and the vesting of stock options for an additional twenty-four month period. Please discuss and analyze how these periods were negotiated and how and why the eighteen month and twenty-four month periods were agreed to by the company and why the periods vary with respect to these officers.

Response: The Company supplementally advises the Staff that the employment agreements for Mr. Montagner and Ms. Gopala were individually negotiated at different times under different circumstances. Specifically, the employment agreement with Mr. Montagner was negotiated by, and entered into with, ABI prior to the Merger and thus was not reviewed by the Compensation Committee at the time that it was executed. The agreement was subsequently assumed by the Company in connection with the Merger. The employment agreement with Ms. Gopala was negotiated after the closing of the Merger.

Certain Relationships, Related Transactions . . . , page 26

Comment 14: Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Tim Buchmiller

October 12, 2007

Response: The Company respectfully submits that it has provided the disclosure required by Item 404(b) of Regulation S-K. Specifically, the Company has disclosed that the “audit committee has the authority to review and to approve all related party transactions. It is our practice to have all related party transactions approved either by our audit committee or an independent committee of the board. We believe that the terms of such transactions were no less favorable to us than could have been obtained from an unaffiliated party.”

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the 10-K/A; (ii) Staff comments or changes to disclosure in response to Staff comments in the 10-K/A do not foreclose the Commission from taking any action with respect to the 10-K/A; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding this matter, please contact me at (310) 405-7402.

Yours sincerely,

/s/ Richard Maroun

Richard Maroun

Chief Administrative Officer and General Counsel

cc:	Patrick Soon-Shiong
Lisa Gopala
Charles Kim
Christopher L. Russell
Charles Farman